--------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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                                TABLE OF CONTENTS

Document 1     Unaudited  Financial  Statements  for the Quarter  Ended July 31,
               2004

Document 2     Management Discussion and Analysis for the Quarter Ended July 31,
               2004

                                                                      DOCUMENT 1




                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                            (PREPARED BY MANAGEMENT)

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                  JULY 31, 2004

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------





Statements of Operations and Deficit                                           5

Balance Sheets                                                                 6

Statements of Mineral Property Expenditures                                    7

Statements of Cash Flows                                                       8

Notes to the Financial Statements                                           9-19

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENT OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                    JULY 31,                        JULY 31,
                                              2004            2003            2004            2003
                                          ------------    ------------    ------------    ------------
REVENUE ...............................   $       --      $       --      $       --      $       --
                                          ------------    ------------    ------------    ------------

ADMINISTRATIVE EXPENSES
    Amortization ......................             68            --               204            --
    Bank charges ......................            255             107             672             319
    Consulting fees ...................         10,110           9,338          39,800          21,590
    Financing fees ....................           --           102,500            --           102,500
    Interest on debt ..................         11,611           6,106          37,263          12,356
    Investor relations and promotion ..         29,952          11,043         126,594          24,290
    Legal and accounting ..............         15,167           5,310          55,503          14,419
    Management fees (note 7) ..........          6,000          12,000          21,000          33,000
    Office and miscellaneous ..........              8             883          12,672           4,406
    Regulatory fees ...................         11,483           4,705          26,553          14,017
    Stock based compensation ..........           --              --           160,000            --
    Transfer agent fees ...............          1,109           2,344           8,291           6,104
    Less: interest earned .............            (44)         (1,511)         (3,752)         (2,598)
                                          ------------    ------------    ------------    ------------

                                                85,719         152,825         484,800         230,403
                                          ------------    ------------    ------------    ------------

LOSS FOR THE PERIOD ...................        (85,719)       (152,825)       (484,800)       (230,403)

DEFICIT, BEGINNING OF PERIOD ..........     (3,803,692)     (3,494,536)     (3,812,611)     (3,416,958)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --              --           408,000            --
                                          ------------    ------------    ------------    ------------

DEFICIT, END OF PERIOD ................   $ (3,889,411)   $ (3,647,361)   $ (3,889,411)   $ (3,647,361)
                                          ============    ============    ============    ============

LOSS PER SHARE -
BASIC AND FULLY DILUTED ...............   $      (0.01)   $      (0.02)   $      (0.03)   $      (0.03)
                                          ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     15,025,977       9,220,684      13,946,952       7,086,478
                                          ============    ============    ============    ============

-------------------------------------------------------------------------------

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AMADOR GOLD CORP.

BALANCE SHEET
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

                                                      JULY 31,      OCTOBER 31,
                                                        2004           2003
                                                    -----------     -----------

ASSETS

CURRENT
    Cash .......................................    $   131,021     $    98,463
    Goods and services tax recoverable .........          3,832           3,915
    Prepaid expenses ...........................          7,661             433
                                                    -----------     -----------

                                                        142,514         102,811

EQUIPMENT ......................................          1,621            --

MINERAL PROPERTY EXPENDITURES (note 3) .........      2,151,798       1,011,059
                                                    -----------     -----------

                                                    $ 2,295,933     $ 1,113,870
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    86,365     $    67,446
    Due to related parties (note 7) ............          2,140           3,946
    Promissory note payable (note 4) ...........        350,000         350,000
    Convertible debenture (note 5) .............        125,000         125,000
                                                    -----------     -----------

                                                        563,505         546,392
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 6) .........................      5,450,839       4,369,089

CONTRIBUTED SURPLUS ............................        171,000          11,000

DEFICIT ........................................     (3,889,411)     (3,812,611)
                                                    -----------     -----------

                                                      1,732,428         567,478
                                                    -----------     -----------

                                                    $ 2,295,933     $ 1,113,870
                                                    ===========     ===========



APPROVED BY THE DIRECTORS:


/s/ RUPERT L. BULLOCK                      /s/ LYNN W. EVOY
-------------------------------            ---------------------------------
Rupert L. Bullock, Director                Lynn W. Evoy, Director

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF MINERAL PROPERTY EXPENDITURES
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE NINE MONTHS ENDED JULY 31, 2004
--------------------------------------------------------------------------------

                                     MASKOOTCH      TODD
                                       LAKE       TOWNSHIP      KENORA
                                     PROPERTY     PROPERTY      CLAIMS        TOTAL
                                    ----------   ----------   ----------   ----------
ACQUISITION COSTS
  Opening balance ...............   $     --     $     --     $  552,500   $  552,500
  Staking costs .................         --           --          4,100        4,100
  Option payments - cash ........        5,000        3,000       50,000       58,000
  Options payments - shares .....        5,000        5,000         --         10,000
  Finder's fee - cash ...........         --           --         51,151       51,151
                                    ----------   ----------   ----------   ----------

  Closing balance ...............       10,000        8,000      657,751      675,751
                                    ----------   ----------   ----------   ----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ...............         --           --        458,559      458,559
  Camp ..........................         --           --         28,823       28,823
  Consulting ....................         --           --         84,395       84,395
  Drilling ......................         --           --        835,357      835,357
  Mapping and sampling ..........         --           --         36,530       36,530
  Miscellaneous .................         --           --         21,956       21,956
  Surveying .....................         --           --         10,427       10,427
                                    ----------   ----------   ----------   ----------

  Closing balance ...............         --           --      1,476,047    1,476,047
                                    ----------   ----------   ----------   ----------

BALANCE, END OF PERIOD ..........   $   10,000   $    8,000   $2,133,798   $2,151,798
                                    ==========   ==========   ==========   ==========


For the year ended October 31, 2003
--------------------------------------------------------------------------------
                                         Liard          Kenora
                                         Claims         Claims         Total
                                       -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ..................   $    15,000    $      --     $    15,000
  Option payments - cash ...........          --          510,000       510,000
  Finder's fees - cash .............          --           42,500        42,500
  Acquisition costs written off ....       (15,000)          --         (15,000)
                                       -----------    -----------   -----------

  Closing balance ..................          --          552,500       552,500
                                       -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ..................       152,049           --         152,049
  Camp .............................          --           40,602        40,602
  Consulting .......................          --           36,000        36,000
  Drilling .........................          --          338,000       338,000
  Mapping and sampling .............          --           12,867        12,867
  Miscellaneous ....................           980         13,087        14,067
  Reports ..........................          --           16,003        16,003
  Reversal of costs ................        (9,039)          --          (9,039)
  Surveying ........................          --            2,000         2,000
  Deferred exploration expenditures
    written off ....................      (143,990)          --        (143,990)
                                       -----------    -----------   -----------

  Closing balance ..................          --          458,559       458,559
                                       -----------    -----------   -----------

BALANCE, END OF YEAR ...............   $      --      $ 1,011,059   $ 1,011,059
                                       ===========    ===========   ===========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE                                              THREE MONTHS ENDED             NINE MONTHS ENDED
                                                          JULY 31,                       JULY 31,
                                                    2004           2003            2004           2003
                                                 -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

    Loss for the period ......................   $   (85,719)   $  (152,825)   $  (484,800)   $  (230,403)
    Add items not affecting cash:
      Amortization ...........................            68           --              204           --
      Financing fees .........................          --           70,000           --           70,000
      Stock based compensation ...............          --             --          160,000           --
                                                 -----------    -----------    -----------    -----------

                                                     (85,651)       (82,825)      (324,596)      (160,403)

   Change in non-cash working capital items:
      Accounts receivable ....................        90,472           --             --             --
      Goods and services tax recoverable .....        67,841        (27,876)            83        (21,308)
      Prepaid expenses .......................        (1,315)        (1,403)        (7,228)       (19,880)
      Accounts payable and accrued liabilities       (26,159)        79,504         18,920         69,992
                                                 -----------    -----------    -----------    -----------

                                                      45,188        (32,600)      (312,821)      (131,599)
                                                 -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Advances from related parties .............        (6,235)         1,271         (1,806)         5,551
   Issuance of share capital .................        91,500        150,000      1,612,500        860,200
   Share issuance costs ......................          --          (12,000)      (132,750)       (63,200)
   Promissory notes issued ...................          --          350,000           --          350,000
                                                 -----------    -----------    -----------    -----------

                                                      85,265        489,271      1,477,944      1,152,551
                                                 -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties .........        (8,000)      (377,699)      (113,251)      (698,757)
   Deferred exploration expenditures .........       (40,822)          --       (1,017,488)          --
   Purchase of equipment .....................          --             --           (1,826)          --
                                                 -----------    -----------    -----------    -----------

                                                     (48,822)      (377,699)    (1,132,565)      (698,757)
                                                 -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH ..............        81,631         78,972         32,558        322,195

CASH, BEGINNING OF PERIOD ....................        49,390        311,346         98,463         68,123
                                                 -----------    -----------    -----------    -----------

CASH, END OF PERIOD ..........................   $   131,021    $   390,318    $   131,021    $   390,318
                                                 ===========    ===========    ===========    ===========


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid ...........................   $    26,250    $      --      $    26,250    $      --
                                                 ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At July 31, 2004 the Company had interests in properties in Ontario, Canada.

         These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended October 31, 2003 for additional information.

         The company has prospectively adopted changes in its accounting policies as disclosed in note 2 (f) effective November 1, 2003.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         b)       CASH

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

         d)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of the transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         g)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2004 and 2003.

         h)       FINANCIAL INSTRUMENTS

                  All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

         i)       ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

                  Tax benefits have not been recorded due to uncertainty regarding their utilization.

         k)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.

         l)       SHARE ISSUE COSTS

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         m)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During the prior year the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario, the agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                  (paid),  $250,000 on August 27, 2003 (paid),  $250,000 on each of August 27, 2004 (paid subsequent to the quarter end), 2005, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. In addition, there is a royalty payable of between 1% and 2%.

                  The company has staked an additional 6 mineral claims adjacent to the Kenora Property.

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($29,932 paid to date), 2.5% on the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000.

         b)       TODD TOWNSHIP PROPERTY

                  During the current fiscal quarter the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $66,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During the current fiscal quarter the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, the company may purchase 1% of the royalty for $1,000,000.

         d)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 HA during the course of the fiscal 2002 work program. The company will be the operator of the project and is required to make cash payments of $100,000, issue 450,000 common shares, and incur exploration expenditures of $1,100,000 to earn a 50% interest. The company paid the initial cash payment of $10,000 and 50,000 common shares, as well as exploration expenditures of $150,000, and then announced that it was not intending to make the May 2003 cash and share payments. The company has retained the 10% interest in the property previously earned.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


4.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and are payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares to the lender, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

5.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the amount of $175,000 to finance the project in note 3(a). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. As at July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. The debenture may be converted to common shares at a price of $0.10. Any accrued interest may be converted at the market price (as defined) at the time of conversion. During the current quarter the debenture matured, outstanding interest of $26,250 was paid. The $125,000 debt remains outstanding.

         No classification between liability and equity has been made because the equity portion, as calculated in 2002 was not material.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


6.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                                              JULY 31, 2004              OCTOBER 31, 2003
                                        -------------------------    -------------------------

                                           Shares        Amount         Shares        Amount
                                        -----------   -----------    -----------   -----------
Balance, beginning ..................    10,067,227   $ 4,369,089      5,128,401   $ 3,503,804

Issued for
   Loan bonus .......................          --            --          311,111        70,000
   Property .........................        50,000        10,000           --            --
Issued for cash
   Private placements ...............     4,400,000     1,475,000      4,480,715       960,200
   Exercise of options ..............          --            --          147,000        35,050
   Exercise of warrants .............     1,375,000       137,500           --            --
   Share issuance costs .............          --        (132,750)          --         (71,200)
   Income tax benefits
   renounced on flow
   through shares issued ............          --        (408,000)          --        (128,765)
                                        -----------   -----------    -----------   -----------

BALANCE, ENDING .....................    15,892,227   $ 5,450,839     10,067,227   $ 4,369,089
                                        ===========   ===========    ===========   ===========

         c)       ESCROW SHARES

                  As at July 31, 2004 there were 25,000 (October 31, 2003 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         d)       WARRANTS OUTSTANDING

                  As at July 31, 2004 there were 10,755,715 warrants outstanding as follows:

     Expiry date                Exercise price              Number of warrants
--------------------------------------------------------------------------------

   October 7, 2004                  $0.10                       1,875,000
 November 14, 2004                  $0.14                         320,000
 February 28, 2005                  $0.25                       3,375,000
      May 29, 2005                  $0.32                         535,715
September 30, 2005                  $0.40                         250,000
 December 22, 2005                  $0.35                       3,100,000
 December 22, 2005                  $0.30                       1,300,000

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         e)       PRIVATE PLACEMENTS

                  (i)      During  fiscal  2002  the  company  issued  2,000,000
                           units,   for  $0.10   per  unit   through  a  private
                           placement:
                                    1,150,000  flow-through  common shares, with
                                    1,150,000   non-transferable   warrants   to
                                    purchase one non  flow-through  common share
                                    at an  exercise  price of $0.10  per  share,
                                    exercisable  until October 7, 2004.  850,000
                                    common  shares of the company  with  850,000
                                    non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company issued 535,715 units for $0.28 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

                  (v) During fiscal 2003 the company issued 250,000 units for $0.40 per unit, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (vi) During the first quarter of fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

         f)       OPTIONS OUTSTANDING

                  i) During fiscal 2003, the company granted 170,000 stock options to the directors and/or employees of the company. During fiscal 2003 85,000 options were exercised. The remaining options are exercisable up to December 18, 2007 at a price of $0.23 per share.

                  ii) During fiscal 2003, the company granted an additional 372,000 stock options to the directors and/or employees of the company. During fiscal 2003, 62,000 options were exercised. The remaining options are exercisable up to March 2, 2008 at a price of $0.25 per share.

                  iii) During fiscal 2003 the company granted 50,000 stock options to a consultant to the company. The options are exercisable up to June 16, 2008 at a price of $0.30 per share.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         f)       OPTIONS OUTSTANDING (continued)

                  iv) During the first quarter, the company granted 500,000 options to Directors and Officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56.

                  v) As at July 31, 2004 there were 1,285,000 options outstanding (October 31, 2003 - 785,000).

7.       RELATED PARTY TRANSACTIONS

         During the period the company recorded management fees of $21,000 (2003
         - $44,000; 2002 - $30,000) to companies controlled by Director's of the company. At July 31, 2004 $2,140 (October 31, 2003 - $3,946) was owed to these companies for management fees and payments made on the company's behalf.

8.       INCOME TAXES

         As at October 31, 2003, the company has income tax losses of approximately $325,000 (2002 - $400,000) expiring between 2004 and 2008. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                        Rate

                  $636,000                       100%
                  $608,000                        30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

         As disclosed in note 6(f(iv)) the company issued 500,000 options during the first quarter. Using the following assumptions the fair value of each option granted is $0.32, compensation expense of $160,000 was recorded in the operations for the prior quarter.

                   Dividend rate                0.00   %
                   Risk-free interest rate      3.92   %
                   Expected life                   5   years
                   Expected volatility            50   %

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                       For the periods ended
                                                     July 31,        October 31,
                                                       2004             2003
                                                   -----------      -----------

Statement of operations and deficit

Loss for the period under
     Canadian GAAP ...........................     $  (484,800)     $  (524,418)
     Mineral property exploration and
     development  expenditures ...............      (1,140,739)      (1,011,059)
                                                   -----------      -----------

United States GAAP ...........................     $(1,625,539)     $(1,535,477)
                                                   -----------      -----------

Gain (loss) per share - US GAAP ..............     $     (0.12)     $     (0.19)
                                                   -----------      -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ...........................     $ 2,151,798      $ 1,011,059
     Resource property expenditures
     (cumulative) ............................      (2,151,798)      (1,011,059)
                                                   -----------      -----------

United States GAAP ...........................     $      --        $      --
                                                   -----------      -----------

Deficit
      Canadian GAAP ..........................     $(3,889,411)     $(3,812,611)
      Resource property expenditures
      (cumulative) ...........................      (2,151,798)      (1,011,059)
                                                   -----------      -----------

United States GAAP ...........................     $(6,041,209)     $(4,823,670)
                                                   -----------      -----------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using the fair value.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the nine months ended July 31, 2004 was 13,946,952.

         d)       INCOME TAXES

                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

JULY 31, 2004
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         f)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has adopted SFAS No. 148, as required, on November 1, 2003.

         The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------

                                                                      DOCUMENT 2

                                  FORM 51-102F1
                  QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
                                       FOR
                                AMADOR GOLD CORP.

FOR THE QUARTER ENDED JULY 31, 2004

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the nine months ended July 31, 2004 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended October 31, 2003 ("2003 Annual MD&A") dated March 4, 2004 are relevant for the quarter under review and therefore readers are advised to read this with the 2003 Annual MD&A.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company.

Amador is a mining exploration company engaged in an advanced stage exploration and development program of a high-grade gold property located in Kenora, Ontario, Canada.

KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property"). Pursuant to the option agreement consideration consists of $25,000 (paid by Richard Hughes), $225,000 on or before December 25, 2002 which was extended to February 14, 2003 (paid by the Company), $250,000 on August 27, 2003 (paid by the Company), $250,000 on August 27, 2004 (paid by the Company), $250,000 on August 27, 2005 and $2,000,000 on August 27, 2006. In addition, there is a royalty payable of between 1 and 2% based on the price of gold. During fiscal 2003, the Company staked an additional 6 mineral claims adjacent to the KPM Property. During the quarter, an additional 5 mineral claims were staked.

Consideration for the assignment consisted of $35,000 payable to Richard Hughes which represented the initial $25,000 payment to Kenora and Machin and $10,000 as reimbursement for due diligence costs and expenses. The Company paid for the assignment from its general working capital. On December 19, 2002, subsequent to the completion of the assignment, Mr. Hughes joined the Board of Directors of the Company.

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option payment of $225,000 was made on February 10, 2003. The second option payment of $250,000 was made on August 20, 2003 and the third option payment was made on August 23, 2004. On August 10, 2004, the parties amended the terms of the January 31, 2003 agreements. The Company will pay to each of Kenora and Machin the sum of $250,000 on August 27, 2006, August 27, 2007, August 27, 2008 and August 27, 2009, instead of one payment of $1,000,000 to each of Kenora and Machin on August 27, 2006. In addition, in lieu of interest charges, Amador has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

There is a finders' fee payable to Don Cross (the "Finder") associated with the option agreement which consists of cash payment equal to 7.5% of the first $300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and 1% on any additional payments up to a maximum of $300,000. In addition, the Finder receives cash payment as to all monies expended by the Company in connection with work on the KPM Property in each calendar, on an annual basis on or before March 31 of the next following calendar year. The finder's fee agreement was negotiated between Richard W. Hughes and the Finder prior to Mr. Hughes becoming a director of the Company and became the responsibility of the Company at the time of the assignment between the Company and Mr. Hughes. The Finder and the Company are at arm's length. To date, a total of $64,932.45 has been paid by the Company to the Finder (of which $12,500 was paid on August 23, 2004) based on consideration paid in the amount of $750,000 and expenses incurred in the amount of $398,648.91. An additional $31,218.72 has been accrued for the Finder to July 31, 2004 to reflect the Company's 2004 expenditures on the KPM Property.

                           Location, Access and Tenure

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

         D-199,  D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
         K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The Company has an option to acquire the following mineral claims from Machin:

         1203021
         3004923

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2003 DRILL RESULTS

The Company's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

                         Table 1 - 2003 Drilling Results

DRILL HOLE #    FROM (M)    TO (M)    WIDTH (M)    GOLD (G/T)            VEIN ID

     SL03-01         329     329.4          0.4          2.82     Hanging Wall 1
                  351.05     353.1         2.05          0.59          Main Vein
                   362.6     364.5          1.9           1.8      Footwall Vein


     SL03-02         185     186.3          1.3          1.48     Hanging Wall 1
                     197       200            3          1.61          Main Vein

     SLO3-03       227.8     229.5          1.7          1.66     Hanging Wall 3
                  278.35       280         1.65          1.72          Main Vein
   including      278.65    278.95          0.3          6.93          Main Vein
                     282     288.2          6.2         1.475      Footwall Vein

     SL03-04         302     303.5          1.5          3.42     Hanging Wall 1
                   314.6       316          1.4          3.67          Main Vein
                     317    318.85         1.85          2.22          Main Vein
                  321.63    322.03          0.4          9.56          Main Vein
                   345.6       346          0.4          2.64      Footwall Vein

     SL03-05         280    283.54         3.54          2.25          Main Vein
   including      282.84    283.54          0.7           6.2          Main Vein
                   304.5       307          2.5          2.58      Footwall Vein
   including       306.2     306.6          0.4          6.21      Footwall Vein

     SL03-06         214     215.6          1.6          2.58       Breccia Vein
   including         214     214.5          0.5          7.93       Breccia Vein
                     228     228.4          0.4          3.13     Hanging Wall 3
                     254     254.4          0.4          0.69     Hanging Wall 2
                  273.15    273.55          0.4          0.36     Hanging Wall 1
                  301.52       303         1.48           1.7          Main Vein
                  337.15       338         0.85          0.58      Footwall Vein

     SL03-07       109.1     110.4          1.3          0.19     Hanging Wall 3
                     119     119.7          0.7           0.3     Hanging Wall 2
                   140.1     141.1            1          0.43     Hanging Wall 1
                  148.55       150         1.45          0.34          Main Vein

     SL03-08       176.3    177.75         1.45          1.74       Breccia Vein
                     210     211.2          1.2          1.18     Hanging Wall 2
                   213.2     213.6          0.4          6.87     Hanging Wall 1
                  218.14     220.6         2.46          3.45          Main Vein
                     224     225.4          1.4          0.78      Footwall Vein

     SL03-09       149.8     151.3          1.5          2.95       Breccia Vein
                   160.1     161.6          1.5          0.82     Hanging Wall 2
   including       160.1     160.5          0.4          2.52     Hanging Wall 2
                   164.7     165.5          0.8          2.02     Hanging Wall 1
                   176.8     178.3          1.5           1.6          Main Vein
                   194.6     196.6            2          2.25      Footwall Vein

     SL03-10       128.4     129.6          1.2           0.9     Hanging Wall 2
                   143.6     145.2          1.6          3.61     Hanging Wall 1
   including      144.55     145.2         0.65          6.44     Hanging Wall 1
                   148.2    149.55         1.35          5.65          Main Vein

--------------------------------------------------------------------------------

     SL03-11       194.5     195.7          1.2          3.27          Main Vein

-------------------------------------------------------------------------------

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

1) Definition Drilling - 9 East Zone (700 meters east of the historic Cedar Island Mine)
--------------------------------------------------------------------------------
Hole No.            From (m)         To (m)      Core Length (m)      Gold (g/t)
--------------------------------------------------------------------------------
SL04 - 25             40.05           40.90                 0.85            5.64
--------------------------------------------------------------------------------
SL04 - 26             55.0            65.70                10.70           22.51
Incl.                 56.0            56.50                 0.50          278.51
Incl.                 57.0            57.50                 0.50           93.81
--------------------------------------------------------------------------------
SL04 - 27             100.50          102.68                2.18           23.19
Incl.                 101.50          102.00                0.50           67.32
--------------------------------------------------------------------------------
SL04 - 28             106.03          109.00                2.97            5.02
Incl.                 106.79          107.6                 0.81            8.61
Incl.                 108.60          109.00                0.40           11.22
--------------------------------------------------------------------------------
SL04 - 29             112.10          113.50                1.40           23.94
Incl.                 112.60          113.00                0.40           81.15
--------------------------------------------------------------------------------
SL04 - 30             136.89          139.19                2.30            4.75
Incl.                 136.89          137.29                0.40           17.11
--------------------------------------------------------------------------------
SL04 - 32             210.52          218.00                7.48            7.42
Incl.                 210.52          213.00                2.48           17.40
--------------------------------------------------------------------------------
SL04-34 (8+90E)       216.67          217.65                0.98            6.33
                      230.90          233.27                2.37            2.83
Incl:                 230.90          231.60                0.70            6.13
--------------------------------------------------------------------------------
SL04 - 36             247.60          249.70                2.10            3.63
Incl.                 248.74          249.26                0.52            8.02
--------------------------------------------------------------------------------
SL04 - 38             255.00          256.35                1.35           10.18
Incl.                 255.00          255.75                0.75           16.06
--------------------------------------------------------------------------------
SL04 - 39             79.40           81.60                 2.20           19.75
Incl.                 79.80           80.20                 0.40           69.72
--------------------------------------------------------------------------------
SL04-40 (8+90E)       300.94          303.80                2.86            3.05
Incl:                 300.94          302.52                1.52            3.67
Incl:                 303.40          303.80                0.40            6.78
--------------------------------------------------------------------------------

SL04 - 41             82.20           84.50                 2.30           16.95
Incl.                 82.20           82.90                 0.70           38.79
--------------------------------------------------------------------------------
SL04-42 (8+70E)       104.60          106.1                 1.50            8.90
Incl:                 105.10          105.70                0.60           21.61
--------------------------------------------------------------------------------
SL04-43 (8+50E)       120.60          122.70                2.10           29.71
Incl:                 120.60          121.00                0.40           67.90
Incl:                 121.50          122.30                0.80           34.86
--------------------------------------------------------------------------------
SL04-44 (9+10E)       104.12          106.09                1.97            9.66
Incl:                 105.12          105.57                0.45           13.98
--------------------------------------------------------------------------------
SL04-45 (8+30E)       128.35          129.85                1.50           21.80
Incl:                 129.15          129.85                0.70           33.41
--------------------------------------------------------------------------------
SL04-46 (9+30E)       75.85           77.60                 1.75            3.53
Incl:                 77.00           77.60                 0.60            4.62
--------------------------------------------------------------------------------
SL04-47 (9+50E)       59.80           61.70                 1.90            5.13
Incl:                 61.30           61.70                 0.40           19.85
--------------------------------------------------------------------------------

2)       Deep Tier Drilling - Extension To Depth
--------------------------------------------------------------------------------
Hole No.            From (m)          To (m)     Core Length (m)      Gold (g/t)
--------------------------------------------------------------------------------
SL04 - 12             346.60          347.80                1.20            2.26
Incl.                 346.60          347.20                0.60            3.68
--------------------------------------------------------------------------------
SL04 - 13             433.00          434.40                1.40            1.20
--------------------------------------------------------------------------------
SL04 - 14             410.26          411.71                1.40            3.94
Incl.                 410.26          410.76                0.50            6.98
--------------------------------------------------------------------------------
SL04 - 15             372.60          373.00                0.40            3.52
--------------------------------------------------------------------------------
SL04 - 16             454.30          455.0                 0.70            0.21
--------------------------------------------------------------------------------
SL04 - 17             450.00          453.65                3.65            0.65
Incl.                 450.00          451.00                1.00            1.12
--------------------------------------------------------------------------------
SL04 - 18             392.70          393.30                0.60            0.34
--------------------------------------------------------------------------------
SL04 - 19             344.60          347.00                2.40            0.91
--------------------------------------------------------------------------------
SL04 - 20             471.40          472.30                0.90           10.89
Incl.                 471.80          472.30                0.50           16.35
--------------------------------------------------------------------------------
SL04-21               461.35          461.91                0.57            3.77
--------------------------------------------------------------------------------
SL04-22               435.00          436.60                1.60            5.54
Incl.                 435.40          435.80                0.40           18.95
--------------------------------------------------------------------------------

SL04-23               384.53          385.68                1.15            4.29
Incl.                 384.98          385.68                0.70            6.94
--------------------------------------------------------------------------------
SL04-24               512.20          512.80                0.60           0.225
--------------------------------------------------------------------------------

3)       Eastern Extension
--------------------------------------------------------------------------------
Hole No.            From (m)          To (m)     Core Length (m)      Gold (g/t)
--------------------------------------------------------------------------------
SL04-31               110.40          110.80                0.40            4.67
--------------------------------------------------------------------------------
SL04-33               140.90          141.30                0.40            1.25
--------------------------------------------------------------------------------
SL04-35               177.40          178.10                0.70            3.03
--------------------------------------------------------------------------------
SL04-37               89.20           90.50                 1.30            0.38
--------------------------------------------------------------------------------

The Cedar Island Mainland Zone comprises the integral Main Vein together with a series of parallel, subordinate hangingwall and footwall quartz veins.

Gold mineralization is hosted within brecciated, sulphide-bearing smokey grey quartz veins controlled by discrete, well-defined and continuous shear zones that have undergone multiple episodes of deformation. The mineralization may be related to the late stage emplacement of the Canoe Lake Quartz Diorite Stock. The veins are interpreted to dip about 65 - 70 degrees to the southwest and strike approximately 320 degrees.

Detailed drilling of the 9 East Zone has resulted in the discovery of a number of high grade intersections that were not identified in previous widely spaced drill holes. Five holes from the current program returned values equal to or in excess of 38 g/t Au within the 9 East Zone. Several other prospective targets including the 6 East Zone, the Breccia Shoot and the Mikado, Cedar Island and Olympia vein structures require further detailed follow-up drilling.

The deep tier drill holes have returned encouraging results; extending the Cedar Island Mainland Zone an additional 150 meters to a vertical depth of 433 meters. The zone remains open in all directions.

Assaying was conducted on sawn NQ - sized half core sections by Acme Analytical and Accurassay Laboratories using conventional fire assay procedure. Standards and blanks are included in each sample batch submitted for analysis.

A minimum of 5% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Kevin Leonard, Project Geologist, and qualified person under the definition of NI 43-101 (NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

The drill program completed in March 2004 tested the 9 East Zone over a strike length of 120 meters at shallow depths and to a vertical depth of 250 meters. A total of seven holes returned values equal to or in excess of 33.0 g/t Gold within the 9 East Zone. Definition drilling at 20 to 25 meter intervals has shown that previous drilling has underestimated the potential for higher grade gold mineralization in this area. Other higher grade shoots exist within the Cedar Island Mainland Zone and closer spaced drilling will be directed toward these targets.

The deep tier holes confirmed that the Cedar Island Mainland Zone extends to depth with several encouraging gold-bearing intersections as shown above in holes SL04-22 and 23.

The KPM Property covers a number of significant but relatively untested gold targets including extensive volcanic-intrusive contact that is spatially associated with the McKinnon Reef, Mikado, Granozone, Sirdar, Bullion No 1 and 2, Imperial Mine and Gold Coin targets. The southern portion of the property covers a 3 km long structural lineament that is spatially associated with the Old Ontario Vein occurrences and the past-producing Olympia Mine.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THE KPM PROPERTY AND ANY PROPOSED PROGRAM WILL BE AN EXPLORATORY SEARCH FOR ORE. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $66,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi-Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1M. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the Company and payment of $93,000 over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 5% of the NSR for $500,000. The agreement is subject to acceptance by the TSX Venture Exchange.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------
                                                  Annual (Audited)
                                                     OCTOBER 31
                                      ------------------------------------------
                                          2003           2002           2001
--------------------------------------------------------------------------------

Revenues ..........................   $      --      $      --      $      --
Loss before discontinued operations
   and extraordinary items ........      (365,429)       (97,724)       (48,613)
Net Loss ..........................    (3,416,958)    (3,364,696)    (3,316,083)
Net loss per share, basic and
   diluted ........................          (.07)          (.04)          (.02)
Total assets ......................     1,113,870        247,901          2,694
Long term financial liabilities ...          --          125,000           --
Cash dividends ....................          --             --             --


--------------------------------------------------------------------------------
                                                                         Loss
Quarter Ended (Unaudited)                  Revenue       Net Loss      Per Share
--------------------------------------------------------------------------------

July 31, 2002 (9 months) ............        --         $ (47,077)      $  (.02)
October 31, 2002 (audited) ..........        --           (97,825)         (.04)
January 31, 2003 (3 months) .........        --           (22,974)         (.01)
April 30, 2003 (6 months) ...........        --           (77,578)         (.01)
July 31, 2003 (9 months) ............        --          (230,403)         (.03)
October 31, 2003 (audited) ..........        --          (524,418)         (.07)
January 31, 2004 (3 months) .........        --          (300,478)         (.02)
April 30, 2004 (6 months) ...........        --          (399,081)         (.03)
July 31, 2004 (9 months) ............        --          (484,800)         (.03)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FISCAL YEAR ENDED OCTOBER 31, 2002 VS. FISCAL 2001

The Company had no revenue in fiscal 2001 or 2002 and realized a net loss of $(97,825) for the twelve-month period ended October 31, 2002 compared to a net loss of $(48,613) in fiscal 2001. In fiscal 2001, the Company was essentially dormant while it waited for certain negotiations to come to fruition. In fiscal 2002, the Company ceased negotiations with regard to an industrial venture, conducted a change of business classification with the TSX Venture Exchange from industrial to resource company and entered the mineral exploration industry. This change resulted in an increase in legal and accounting fees from $9,616 in fiscal 2001 to $30,009 in fiscal 2002. Similarly, there was an increase in regulatory fees from $3,004 in fiscal 2001 to $15,311 in fiscal 2002 and in transfer agent fees from $4,151 in fiscal 2001 to $4,966 in fiscal 2002. Management fees ($30,000 in each year) included office rent, secretarial and basic accounting and were identical in both fiscal 2001 and fiscal 2002. An increase in bank charges from $263 to $351 and an increase in interest on debt from nil to $5,406, as well as the $10,000 financing fee, in fiscal 2002, can be attributed to the $175,000 financing completed on July 10, 2002.

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,418) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,989 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company has materials prepared for display and hand out at various investment forums across North America that directors travel to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the promissory note and convertible debenture.

NINE MONTHS ENDED JULY 31, 2004 (UNAUDITED) VS. NINE MONTHS ENDED JULY 31, 2003 (UNAUDITED)

There is no revenue for the period. The Company realized a loss of $(484,800) for the nine-month period ended July 31, 2004 compared to $(230,403) in the nine -months ended July 31, 2003. The main expenses were for management fees of $21,000 (2003 - $33,000) which were paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the nine-month period include $55,503 (2003 - $14,419) for legal and accounting. The large increase for legal and accounting was due to the need to retain a new auditor (Staley, Okada & Partners) to audit fiscal 2003 as well as audit fiscals 2002 and 2001 in order to conform to new U.S.A. auditing standards. U.S. legal counsel was also retained to assist in filing the Company's Form 20-F Registration Statement. Other expenses for the nine-month period include $26,533 (2003 - $14,017) for regulatory fees and $8,291 (2003 - $6,104) for transfer agent fees. Other categories of interest are: (a) investor relations and promotion of $126,594 (2003 - $24,290) as the Company had materials prepared for display in a booth and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $37,263 (2003 - $12,356) which is related to interest on the promissory note and convertible debenture. A large expenditure (not affecting cash) appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $160,000. The Company has chosen to implement the expensing of the cost of granting options to directors and officers that is expected to take effect shortly. The cost is designed to reflect, in part, the cost to the Company of obtaining and retaining directors.

The bulk of exploration expenditures in the third quarter of fiscal 2004 were incurred on the KPM Property where a major diamond drilling program was undertaken in February and March 2004.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2001

In July/August 2000, current management took over the Company and arranged a private placement of $240,000. The proceeds were used to pay outstanding accounts payable.

In December 2000, new management of the Company requested the resignation of G. Ross McDonald, Chartered Accountant, of Vancouver, British Columbia and appointed MacKay LLP, Chartered Accountants, of Surrey, British Columbia as interim auditors for the Company. There were no reportable events between the Company and G. Ross McDonald. A resolution for the change of auditor was presented to shareholders of the Company and approved at its annual general meeting held on April 12, 2001.

During fiscal 2001, the Company was essentially dormant. The Company had no operating business and no assets. In December 2000, the Company signed a letter of intent to purchase all of the issued and outstanding shares in the capital of a private British Columbia company. After many months of discussions, the Company was unable to obtain the necessary information with which to conclude negotiations and therefore decided in April 2002 to terminate any further discussions with the private company. The Company then immediately began a search for a viable project.

FISCAL 2002

At the beginning of fiscal 2002, the Company was essentially inactive. It had cash of $1,778. During the year, it obtained two loans totalling $175,000, of which one for $50,000 was repaid from the proceeds of a private placement of $200,000. The Company obtained a mineral property for $10,000 and spent $152,049 exploring it. The loss for the year was $(97,825).

On December 28, 2001, trading in the Company's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Company's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (see "Fiscal 2001") (the "COB").

In the first part of fiscal 2002, the Company had no operating business and no assets. The Company was classified in the industrial industry; however, during the fiscal year the Company received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Company entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Company was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal 2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Company issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Company had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Company agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Company's shares on the Exchange on the 10th trading day after the resumption of trading of the Company's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Company's shares on September 9, 2002, one of the lenders ($50,000) received 100,000 shares of the Company. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Company entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Company at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Company's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

During the year ended October 31, 2002, in connection with private placements, the Company received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Company also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004. The Company paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778). The amount due to related party of $50,309 in the year ended October 31, 2001 was due to Bullock Consulting Ltd., a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, which had been paying the ongoing expenses of the Company for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Company had working capital of $44,797 (2001 - ($67,605)) and 2000 - ($18,992)). The continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

FISCAL 2003

At the beginning of the fiscal year, the Company had cash of $68,123. It raised $350,000 by issuing a promissory note and a further $995,250 through the issuance of share capital. During the year, it acquired a new mineral property. Acquisition costs were $552,500 and $439,499 was spent exploring the property.

In November, 2002, the Company closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, a director of the Company, each unit consisting of one (1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Company on December 19, 2002.

In February 2003, the Company closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Company at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Company paid a cash finder's fee of $54,784.

In May 2003, the Company closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Company paid a cash finder's fee of $12,840. On July 10, 2003, the Company issued a promissory note in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or (b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Company issued to the lender a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Company paid a cash finder's fee of $32,500.

In September 2003, the Company closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company for a period of two years at a price of $0.40 per share. The Company paid a cash finder's fee of $8,000. The proceeds of the financing were used for general corporate purposes.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

JULY 31, 2004 (UNAUDITED)

The current corporate plan envisions expenditures of approximately $2,000,000 for exploration/diamond drilling on the Company's KPM Property during the fall of 2004 and the winter of 2004/2005 and for general corporate purposes. Plans for obtaining the funds include:

a.       Private placements;
b.       Short Form Offering Prospectus; and
c.       Exercise of warrants

The Company intends to complete a financing to conduct further exploration/diamond drilling on the KPM Property in the Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares. As at July 31, 2004, there were 15,892,227 common shares issued and outstanding.

As at July 31, 2004, the following options, share purchase warrants and convertible debenture were outstanding:

                                    OPTIONS:


  NUMBER OF OPTIONS          EXERCISE PRICE           EXPIRY DATE
  -----------------          --------------           -----------

        85,000                    $0.10              October 8, 2007
        62,000                    $0.25               March 2, 2008
        70,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        85,000                    $0.10              October 8, 2007
        62,000                    $0.25               March 2, 2008
       140,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        85,000                    $0.10              October 8, 2007
        62,000                    $0.25               March 2, 2008
        70,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        50,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        85,000                    $0.10              October 8, 2007
        62,000                    $0.25               March 2, 2008
        50,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        85,000                    $0.23             December 18, 2007
        62,000                    $0.25               March 2, 2008
        70,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
        50,000                    $0.30               June 16, 2008
        50,000                    $0.56              January 5, 2009
  -----------------          --------------           -----------
     1,285,000
  -----------------

                                    WARRANTS:

     NUMBER OF WARRANTS       EXERCISE PRICE            EXPIRY DATE
     ------------------       --------------            -----------

          1,875,000               $0.10              October 7, 2004
            320,000               $0.14             November 14, 2004
          3,375,000               $0.25             February 28, 2005
            535,715               $0.32               May 29, 2005
            250,000               $0.40            September 30, 2005
          1,300,000               $0.30             December 22, 2005
          3,100,000               $0.35             December 22, 2005
     ------------------
         10,755,715
     ------------------

                             CONVERTIBLE DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. As at July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. The right to purchase common shares of the Company on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid. The $125,000 debt remains outstanding.

INVESTOR RELATIONS

Management of the Company participated with a booth display in four gold shows - one in Las Vegas, Nevada in April 2003, one in Vancouver, B.C. in June 2003, one in New York in September 2003, one in Calgary in October 2003 and one in San Francisco in November 2003. The Company also participated in the PDAC 2004 International Convention in March 2004 and a gold show in Calgary in April, 2004, New York in June 2004 and Vancouver in June 2004. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the KPM project.

In December 2003, the Company signed a one year contract with Renmark Financial Communications Inc. ("Renmark") of Montreal, Quebec. At the end of six months, the Company reviewed its association with Renmark and decided to terminate the contract effective June 18, 2004.

FORM 20-F REGISTRATION STATEMENT

The Company's Form 20-F Registration Statement filed with the United States Securities and Exchange Commission ("SEC") became effective on August 20, 2004 after review of the Registration Statement by the staff of the SEC.

APPROVAL

The Board of Directors of Amador has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to Amador is also available on SEDAR at www.sedar.com and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                                                            TSX VENTURE EXCHANGE
                                                           (TRADING SYMBOL: AGX)
                                                            CUSIP #: 02264P 10 1
                                   HEAD OFFICE
--------------------------------------------------------------------------------

                                16493-26th Avenue
                            Surrey, British Columbia
                                 Canada, V3S 9W9
                               Phone: 604-536-5357
                                Fax: 604-536-5358
                         E-mail:  info@amadorgoldcorp.com
                         Website: www.amadorgoldcorp.com

TRANSFER AGENT                       SHARE STRUCTURE
--------------------------------------------------------------------------------

Pacific Corporate Trust Company      SHARES ISSUED:                 15,892,227
10th Floor, 625 Howe Street
Vancouver, British Columbia,         OUTSTANDING WARRANTS:
V6C 3B8                               1,875,000 @ $0.10(Expiry: October 7/04)
Phone:  604-689-9853                    320,000 @ $0.14(Expiry: November 14/04)
Fax:    604-689-8144                  3,375,000 @ $0.25(Expiry: February 28/05)
                                        535,715 @ $0.32(Expiry: May 29/05)
                                        250,000 @ $0.40(Expiry: September 30/05)
                                      1,300,000 @ $0.30(Expiry: December 22/05)
                                      3,100,000 @ $0.35(Expiry: December 22/05)
                                     TOTAL:                         10,755,715

                                     OUTSTANDING OPTIONS:
                                        340,000 @ $0.10(Expiry: October 8/07)
                                         85,000 @ $0.23(Expiry: December 18/07)
                                        310,000 @ $0.25(Expiry: March 2/08)
                                         50,000 @ $0.30(Expiry: June 16/08)
                                        500,000 @ $0.56(Expiry: January 5/09)
                                     TOTAL:                          1,285,000
                                                                    ----------
                                     FULLY DILUTED SHARES:          27,932,942

AUDITORS                             CORPORATE COUNSEL
--------------------------------------------------------------------------------

Staley, Okada & Partners             CANADA:     McCullough O'Connor Irwin
Chartered Accountants                            Solicitors
3rd Floor, 10190 - 152A Street                   1100-888 Dunsmuir Street
Surrey, British Columbia, V3R 1J7                Vancouver, British Columbia,
V6C 3K4
Phone:  604-585-8300                             Phone:  604-687-7077
Fax:    604-585-8377                             Fax:    604-687-7099

                                     U.S.        Miller & Holguin
                                                 1801 Century Park East
                                                 7th Floor
                                                 Los Angeles, California 90067
                                                 Phone:  310-556-1990
                                                 Fax     310-557-2205

                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

              Rupert L. Bullock, B.Comm., President, CFO & Director
                          Lynn W. Evoy, CEO & Director
                      Philip J. Southam, P. Geo., Director
                           Richard W. Hughes, Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                       (Registrant)


Date:    September 29, 2004            BY:  /S/ BEVERLY J. BULLOCK
                                       ---------------------------------------
                                       Beverly J. Bullock, Corporate Secretary